This Land

Main Street Technology Entertainment Crowdfunding Film

Join Sundance and SXSW winner Jim Cummings and director Matthew Palmer

LIKEBROTHERSPICTURES.COM LOS ANGELES CALIFORNIA





We believe in the power of art - film in particular - to make lasting and significant global change. As young Americans, we have witnessed a growing divide between humans. This film will bridge the gap between Americans, as well as document one of the most poignant singular moments in American history.

Brian Gagliardi Founder, Producer @ This Land

Why you may want to support us...

1. Our production team has successfully sold and distributed multiple films including Thunder Road
2. Jim Cummings (Executive Producer) is a Sundance and South by Southwest winning filmmaker
3. Jim's film Thunder Road made a 400% return on investment in its first year
4. Director Matthew Palmer was selected for the Cannes New Directors Showcase
5. Be a part of a project that documents a historical moment in America in a cinematic and artistic way

Why investors ❤ us

WE'VE RAISED $13,300 SINCE OUR FOUNDING



I trust Brian from all the long hours we sweat on our projects back in the day. He goes 110% on anything and will never give up, especially on something he is so passionate about.

Aliks Daniels

Marine, Entrepreneur, and Business Owner

I've followed Matthew's work for years and love it. He tells beautiful, heartfelt stories and I know this will be a must-see film!

Susan Aulik

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Brian Gagliardi

Founder, Producer

Brian produces award-winning films that have been shown throughout the world. His films have been featured on countless sites, including The Atlantic, Vimeo, & The Huffington Post. He has worked with companies such as Google, Apple, Uber, and Airbnb.



Matthew Palmer

Founder, Director

Matthew was recently featured in the Saatchi & Saatchi New Directors Showcase at Cannes and was named as a "Rising Star" by Shots Creative.



Jim Cummings

Executive Producer



Undine Buka

Producer

Undine has worked for companies such as Amazon Studios and eOne. Her films have premiered at festivals including The Karlovy Vary International Film Festival, Seattle International Film Festival, and Ji.hlava International Documentary Film Festival.

In the news

Downloads

THIS LAND Pitch Deck.pdf

This Land

A snapshot of American Life in all its beauty, flaws, and contradictions.

A project for those who love film and art.

Introduction

The day Donald Trump won the 2016 election is a day that many people will never forget.

It was a day that transcended politics, dominating the social zeitgeist and resulting in joyous shock or enraged surprise. It defied media rhetoric and polling predictions and defined the last four years. Given this, November 3rd 2020 will be one of the most anticipated, scrutinized, and impassioned days in history.

This Land, a feature-length documentary film, will follow six groups of people throughout the country over the course of Election Day 2020. The politics, ideologies, and general lifestyles of these six groups of people will vary dramatically. We will follow a Native American man fighting to keep his traditions alive, a same-sex couple on opposite sides of the aisle, an off-the-grid anarchist, and more. We will capture intimate moments in the lives of these unique individuals on a pivotal day in the United States. All of this will be complemented by interviews with our subjects (conducted before and after the election). Furthermore, the film will chronicle a key component of living in a democracy: an election.

This film will expose viewers to the diverse array of people (love them or hate them) that make up our large, powerful, flawed, beautiful country, with the foundational facet of democracy as the backdrop. We're all guilty of asking ourselves "what are they thinking!?" when it comes to those with differing views. This film will seek to answer that question.



The Film

The everyday people that make up our land, our fellow citizens of the United States, are more than what we see on the news. They are more than abstract ideas and stereotypes. Not all Republicans look and act the same, nor do all Democrats. In short, everyone is unique and everyone has a story to tell. In a way, that is what connects us to one another.


SCIENCE NOT
THE PLANET IS SCREAMING AND NO ONE IS LISTENING

This feature-length documentary will share the stories and lives of various people with the goal of connecting us all…even just a little bit. We do not wish to fan the flames of divisiveness, but instead to bring people together. It will intimately explore everyday moments of despair, joy, loss, emptiness, parenthood, work, fear, addiction, angst, hope, and more.


VIEWERTRON

Election Day 2020 is November 3rd. On that day, six film crews around the country will follow a diverse array of American citizens from the moment they wake up to the moment they go to sleep. The camera crews will film as these individuals vote (or don't), interact with family members or friends, take care of their children, work, play, party, protest, or simply go about their daily lives. We will capture unique moments of joy, peacefulness, and angst; camaraderie, loneliness, and passion. All the while, we will document the election results as they trickle in. After filming on election day, one film crew will travel America and gather glimpses of other parts of the country, which will complement the stories of the primary subjects by further emphasizing the size and diversity of our country.

More ***Hale County, This Morning This Evening*** or ***Bombay Beach*** than ***60 Minutes*** or ***Our America With Lisa Ling***, investigative journalism this is not.

This is slice-of-life: the highs, the lows, and everything in between.

This footage will ultimately be edited into a poetic, meditative feature-length film that offers viewers the opportunity to witness a diverse array of Americans.



Below is a collection of potential subjects in the film. We are still reviewing additional subjects and in the coming weeks will determine whose stories best fit in the film.

- A gay couple living in Connecticut. One of the men is a Republican (and African American) and the other a Democrat (and caucasian). They are retired and spend their days at home, together. They argue, but love one another.
- Stefania, a migrant woman and DACA recipient based in Sacramento, CA who voted for Trump due to religious beliefs.
- An 80-something Jewish woman in Vermont who lives an isolated life, but is incredibly active in Democratic politics. She hosts cocktail parties with other members of her community to discuss life and politics.
- A man who has chosen to live off-the-grid in the Michigan wilderness. He is an environmentalist and makes syrup.
- An older couple in rural Oregon who run a cattle ranch.
- A successful artist in East Oakland. She has never left her somewhat dangerous neighborhood and, despite past drug addiction, has developed a career as an artist.
- A former drone operator in Massachusetts. Has regrets about his past military involvement.
- A group of female skateboarders in Los Angeles. They come from varying backgrounds, but have formed a bond as women passionate about skateboarding.
- A group of African-Americans in Georgia who spend Election Day in a barbershop, where they discuss, among other things, politics.
- A man and his young son in Texas. The man voted for Trump. His partner was later deported due to Trump's strict immigration policies.
- A police officer in Louisiana who patrols the streets of his low-income area.
- A salmon farmer in Washington who uses solar power to run his business.
- A Washington DC political photographer. Due to his profession, he must remain politically neutral.
- A "social media influencer" and comedian based in California.
- A right-wing bishop in Tennessee.
- A West Virginia coal miner who is active in his union and his small town.

What separates this film from others about America and about the election?

1.) This film will chronicle a “day-in-the-life” of a cross-section of Americans. This day could be any day - it just so happens that it is Election Day 2020. Thus, the film is not making a political statement. While the election and democracy as a whole will be an important facet of the film’s narrative, the film will not *analyze* American politics. Instead, the film will present the people behind the political issues often discussed on the news, the humanity behind the rhetoric. It will be an intimate depiction of the lives of our neighbors and fellow Americans.

2.) In order to accomplish our goal of filming several people on Election Day 2020, we will station professional film crews around the country. This will allow us to capture cinematic footage in each location, rather than relying on news footage or home video.

3.) Cinematic and often poetic visuals will be combined to create an emotive impression of the trials, triumphs, and beauty of everyday life in the United States. We will not editorialize or provide our input as filmmakers. We will simply allow life to unfold before us.

4.) This film will not be inundated with “talking head” interviews. Instead, our subjects will speak to camera when inclined to do so and will provide information and insights in a conversational manner.

Our Previous Films



Like Brothers Pictures
from Matthew Palmer
1 of 15
Honest in Thought ...
03:26

The Team

Matthew Palmer, Director

Matthew is a Los Angeles-based director. His films have screened at festivals around the world, as well as on the web sites of The Atlantic, The Huffington Post, Aeon, and more. His short film One Week In April was selected as part of the Saatchi & Saatchi New Directors Showcase at Cannes ICF in 2017 and Matthew was named as a "Rising Star" by Shots Creative. His films have also received five Vimeo Staff Picks and have accumulated hundreds of thousands of views.

Matthew is most proud of his work on One Week In April, a short documentary that chronicles the experiences of parents whose young children accidentally shot themselves. While emotionally trying, the experience exposed Matthew to people and places around the country. You can watch the short film here.



Brian Gagliardi, Producer

Brian is a San Francisco-based creative producer. His producing experience spans multiple mediums including film, photography, and podcasting. He has produced documentaries, music videos, and branded content. His films have garnered multiple Vimeo Staff Picks and have been shown at film festivals around the globe. The unifying theme that connects all of his creative work is his unending belief that the best of humanity is often found in the subtlest of moments.

Brian is proud of producing the documentary film, One Week In April as well as creating the I AM DIABETES podcast. He strongly believes that his best work will always be the project he is currently consumed by. To find out more, please stop by.



Undine Buka, Producer

Undine earned a BA degree in Film and Television Production from the University of Westminster in London and an MFA degree in the Peter Stark Producing Program at the University of Southern California. She has held positions at Amazon Studios, eOne, and Paramount Pictures. She has produced feature-length documentary films, music videos, numerous short films, and commercials for brands including Samsung, Toyota, and Nike. She also worked as Production Manager for the feature animation Rocks in My Pockets, which was screened at the Karlovy Vary International Film Festival, Seattle International Film Festival, DOK Leipzig, and more and was selected as Latvia's submission for the Best Foreign Film Academy Award. She is currently splitting her time between Los Angeles and Europe.

Undine is most proud of producing the feature-length documentary film Looking for Mr. Dice. The film explores the life of a successful banker, known as "Mr. Dice," who mysteriously disappeared off the face of the earth, along with millions of dollars from investors and friends alike. The filmmakers traveled to Sierra Leone to find the mythical man. Learn more about the film here.



Jim Cummings, Executive Producer

Jim Cummings is a writer, director, producer, and actor. His hit short film *Thunder Road* premiered at the Sundance Film Festival and went on to win the festival's grand jury prize. He later turned that short film into a feature-length film of the same name. The feature film went on to win the Grand Jury Prize at SXSW. Jim has proven to be an action-oriented thought leader, mentoring with Sundance Institute's Collab and founding the Short to Feature Lab. He has been giving speeches at places like SXSW since 2014 and doing articles with Filmmaker Magazine and Ted Hope's Hope For Film about the state of independent cinema, and what comes next.

Jim is also Vice President of Creative Initiatives at the independent production company Vanishing Angle.



Case Study

Our Executive Producer, Jim Cummings, made the feature film *Thunder Road* for **$190,000** in Austin in 14 days. The film has made over **$400,000** in the first year alone through self-distribution. The film won the Grand Jury Prize at South by Southwest in 2018, screened at the prestigious Cannes Film Festival, and has won awards at film festivals around the world. We plan to follow a similar distribution model for *This Land*.

Furthermore, documentaries are attracting a global audience like never before thanks to online streaming. They are also securing distribution deals and earning revenue on par with their narrative counterparts. As stated by Indiewire, "while documentaries have experienced greater theatrical market share and overall ticket sales in past years, 2018 will be remembered as the first time four independently-released nonfiction films earned more than $10 million."

https://www.sundance.org/case-studies/creative-distribution/thunder-road

Investor Q&A

— COLLAPSE ALL

What does your company do?

We are making a film that chronicles American life in 2020 by focusing on everyday citizens around the country on Election Day. Our goal is to simultaneously create a time capsule of this precise moment in history and highlight the diversity that makes America so unique and life so special. By getting to know the variety of subjects in our film, we want the audience to laugh, cry, and learn with us. We want viewers to open their minds, change preconceptions of others, and learn about themselves.

Where will your company be in 5 years?

While all of the members of our team are already experiencing success in the film industry, our goals for this particular film are lofty. In 5 years, our hope is that this film has screened at top-tier festivals and has been distributed globally in theaters and online/on-demand. In doing so, we will have benefited all of our investors. Perhaps more importantly, we truly believe that this film can make a difference in the lives of those who watch it. We expect it to be watched for years to come.

Why did you choose this idea?

We believe in the power of art - film in particular - to make lasting and significant global change. As young Americans, we have witnessed a growing divide between humans. This film will bridge the gap between Americans, as well as document one of the most poignant singular moments in American history.

How far along are you? What's your biggest obstacle?

We have put together our team of filmmakers and professionals that we believe can make this project a reality. We have selected the subjects of the film and are working out the logistics of filming across the country on Election Day 2020. Our biggest obstacle is raising the money needed to make this the best film it can be.

Who competes with you? What do you understand that they don't?

We firmly believe this is a unique documentary. To the best of our knowledge, despite an inevitable abundance of news footage that chronicles Election Day 2020, no one will approach the day as we do. Our film will differ from that footage in two ways: first, we will make a cinematic and visually compelling film that is at times meditative, thoughtful, and abstract. This will be art rather than news. This is the opportunity to say something about what it means to be American and human in the 21st Century. Second, we will not be focusing solely on election results, polls, or rallies. Nor will we be focusing on candidates and their campaigns. We will, instead, focus on the everyday people that make up the U.S.

How will you make money?

We will sell Theatrical, Digital, and Blu-Ray distribution rights to territories around the world. Our team has extensive experience in doing this. One of our executive producers, Jim Cummings, has received a 400x return on investment (ROI) in the first year of his film's release and made the film's production costs back in the first week of distribution. As a team, we have distributed films with large distribution partners, such as Lionsgate and The Orchard, as well as independently. Furthermore, as this film will document a pivotal day in history, there will be opportunities to license the film to schools and universities around the world.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We are confident in our concept and team. That said, we aren't free from risk. Weather, technical issues, and more could delay filming in one of our locations. We are also not risk-averse. We are spending time in pre-production developing back-up plans to avoid or adjust to potential obstacles. One obvious obstacle unique to 2020 is COVID-19. We are following federal, state, and local guidelines to ensure that our subjects and crews are never put at risk. We will hire locally whenever possible and those involved are aware of necessary safety measures. We are also ready to make obstacles like COVID-19, a delay in counting ballots, etc. part of the story. Like COVID-19, this, after all, is history.